SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON D C   20549



                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 1)*


                         Excel Industries, Inc.
                           (Name of issuer)

            Common Stock, No par value ("Common Stock")
                    (Title of class of securities)

                               300657 10 3
                             (CUSIP number)

          John M. Rintamaki, Secretary, Ford Motor Company Fund The American Road, Dearborn, Michigan 48121 (313) 322-3000
      -----------------------------------------------------------
            (Name, address and telephone number of person
           authorized to receive notices and communications)

                           March 24, 1994
      (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box ___.

          Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  Note.   Six copies of this statement, including all
  exhibits, should be filed with the Commission.  See Rule 13d-
  1(a) for other parties to whom copies are to be sent.


                    (Continued on following pages)

                          (Page 1 of 3 Pages)


- ----------------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300657 10 3              13D             Page 2 of 3 Pages


                               1   NAME OF REPORTING PERSON
                                   S.S. OR I.R.S. IDENTIFICATION
                                   NOS. OF ABOVE PERSONS


                               2   CHECK THE APPROPRIATE BOX IF A
                                   MEMBER OF A GROUP*                      (a) ___
                                                                           (b) ___

                               3   SEC USE ONLY

                               4   SOURCE OF FUNDS*

                               5   CHECK BOX  IF DISCLOSURE OF
                                   LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                                   TO ITEM 2(d) or 2(e)

                               6   CITIZENSHIP OR PLACE OF
                                   ORGANIZATION

NUMBER OF                      7   SOLE VOTING POWER                        None
SHARES
BENEFICIALLY                   8   SHARED VOTING POWER                      None
OWNED BY
EACH                           9   SOLE DISPOSITIVE POWER	                  None
REPORTING
PERSON WITH                   10   SHARED DISPOSITIVE POWER                 None

                              11   AGGREGATE AMOUNT BENEFICIALLY
                                   OWNED BY EACH REPORTING PERSON           None

                              12   CHECK BOX IF THE AGGREGATE
                                   AMOUNT IN ROW (11) EXCLUDES
                                   CERTAIN SHARES*                          ___

                              13   PERCENT OF CLASS REPRESENTED BY
                                   AMOUNT IN ROW (11)                       0%

                              14   TYPE OF REPORTING PERSON*


*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 300657 10 3          13D             Page 3 of 3 Pages


Item 5.     Interest in Securities of the Issuer.

          (a)  As of the date hereof, Ford Motor Company Fund (the
"Fund") no longer owns, beneficially or otherwise, any shares of Common Stock of the Issuer. On March 24, 1994, the Fund and Ford
Motor Company  ("Ford" and, together with the Fund, the "Selling
Shareholders") sold all of their shares of Common Stock of the Issuer in a secondary public offering pursuant to an Underwriting
Agreement dated March 17, 1994 by and among the Selling
Shareholders, the Issuer, and Dean Witter Reynolds Inc., Goldman,
Sachs & Co. and J. P. Morgan Securities Inc., as representatives of the several underwriters named herein. Such offering was registered under the Securities Act of 1933 pursuant to a Registration Statement on Form S-3 (No. 33-52315).

          (b) The Fund has no power to vote or direct the vote of any shares of Common Stock of the Issuer.

          (c)  The Fund did not have any transactions in the Common
Stock of the Issuer within the 60-day period preceding the sale by it of all of its shares of Common Stock of the Issuer.

          (d)  Not applicable.

          (e) On March 24, 1994, the Fund ceased to be a beneficial owner of more than five percent of the Issuer's Common Stock.


Item 6.   Contracts, Arrangements, understandings or
          Relationships With Respect to Securities of the Issuer.

          On January 11, 1994, Ford assigned to the Fund certain of its rights, and the Fund assumed the obligations of Ford, under the Shareholders Agreement dated October 7, 1986 among Ford, certain shareholders of the Issuer, and the Issuer, referred to in and filed as Exhibit D to the Fund's Schedule 13D dated January 20,
1994 (the "Shareholders Agreement").  Also on January 11, 1994,
Ford assigned to the Fund certain of its rights, and the Fund assumed the obligations of Ford, under the Stock Purchase Agreement dated as of August 19, 1986, referred to in and filed as Exhibit A to the Fund's Schedule 13D dated January 20, 1994 (the "Stock
Purchase Agreement").

          By its terms, the Shareholders Agreement automatically terminated upon the sale by the Selling Shareholders of all of their shares of Common Stock of the Issuer. In addition, except for certain indemnification rights, Ford and the Issuer agreed to terminate the Stock Purchase Agreement effective upon the sale by the Selling Shareholders of all of their shares of Common Stock of the Issuer.

          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 27, 1994




                                  /s/John M. Rintamaki
                                     John M. Rintamaki
                                     Secretary
                                     Ford Motor Company Fund

j:\a\13dfund.am1
